THIS DOCUMENT IS A COPY
                                                  OF THE SCHEDULE 13G OF
                                                  CHARLES R. HARRISON
                                                  FILED ON FEBRUARY 18, 1998
                                                  PURSUANT TO A RULE 201
                                                  TEMPORARY HARDSHIP EXEMPTION

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934



                             (Amendment No.  1)/1/


                            UNION BANKSHARES, LTD.
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)



                                   905403101
                                (CUSIP Number)



      Check the following box if a fee is being paid with this statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

--------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 7 Pages

UNION BANKSHARES, LTD.                                            SCHEDULE 13G
CUSIP NO.  905403101
------------------------------------------------------------------------------

(1)   Name of Reporting Person; S.S. or I.R.S. Identification No.

      CHARLES RICHARD HARRISON

(2)   Check the Appropriate Box if a Member           (a)  / /
      of a Group (See Instructions)                   (b)  /X/

(3)   SEC Use Only

(4)   Citizenship or Place of Organization

      UNITED STATES

Number of Shares        (5)   Sole Voting Power           371,216
Beneficially Owned
by Each Reporting       (6)   Shared Voting Power         66,589
Person With
                        (7)   Sole Dispositive Power      374,332

                        (8)   Shared Dispositive Power    63,473

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person

      437,805 SHARES

(10)  Check Box if the Aggregate Amount in Row (9)        /  /
      Excludes Certain Shares (See Instructions)

                             Page 2 of 7 Pages

UNION BANKSHARES, LTD.                                            SCHEDULE 13G
CUSIP NO.  905403101
------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9)

      34.9%

(12)  Type of Reporting Person (See Instructions)

      IN


                             Page 3 of 7 Pages

UNION BANKSHARES, LTD.                                            SCHEDULE 13G
CUSIP NO.  905403101
------------------------------------------------------------------------------


Item 1(a).     Name of Issuer:

      UNION BANKSHARES, LTD.

Item 1(b).     Address of Issuer's Principal Executive Offices:

      1825 LAWRENCE STREET, SUITE 444
      DENVER, COLORADO  80202

Item 2(a).     Name of Person Filing:

      CHARLES R. HARRISON

Item 2(b).     Address of Principal Business Office:

      1825 LAWRENCE STREET, SUITE 444
      DENVER, COLORADO  80202

Item 2(c).     Citizenship:

      UNITED STATES

Item 2(d).     Title of Class of Securities:

      COMMON STOCK, PAR VALUE OF $.001 PER SHARE

Item 2(e).     CUSIP Number:

      905403101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      NOT APPLICABLE.


                             Page 4 of 7 Pages

UNION BANKSHARES, LTD.                                            SCHEDULE 13G
CUSIP NO.  905403101
------------------------------------------------------------------------------

Item 4.        Ownership

      Amount Beneficially Owned: 437,805 SHARES/2/

      Percent of Class:   34.9% /3/

      Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:  371,216

         (ii)   shared power to vote or to direct the vote:  66,589

         (iii)  sole power to dispose or to direct the disposition of: 374,332

         (iv)   shared power to dispose or to direct the disposition of: 63,473

Item 5. Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. [ ]

       NOT APPLICABLE

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

       NOT APPLICABLE.

-----------------
  /2/ As of February 13, 1998. Includes (1) 286,816 shares owned directly by
      Mr. Harrison and (2) 84,400 shares beneficially owned by Mr. Harrison pursuant to currently exercisable options, or options exercisable within sixty days of February 13, 1998, granted to Mr. Harrison by the Company under its non-employee director stock option plan and (3) 3,116 shares beneficially owned pursuant to Mr. Harrison's participation in the 401(k) Plan and (4) 63,473 shares held in the Union Bankshares, Ltd.
      Profit Sharing 401(k) Plan of which shares Mr. Harrison is deemed to be the beneficial owner for purposes of this Schedule 13G by virtue of his position as trustee of the Plan with shared voting and dispositive power over such shares and as to which shares Mr. Harrison disclaims beneficial ownership.


 /3/ Based on 1,252,907 shares of Common Stock deemed to be outstanding on February 13, 1998. Includes 84,400 options granted to Mr. Harrison, exercisable immediately or within 60 days of February 13, 1998.

                             Page 5 of 7 Pages

UNION BANKSHARES, LTD.                                            SCHEDULE 13G
CUSIP NO.  905403101
------------------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

       NOT APPLICABLE.

Item 8.        Identification and Classification of Members of the Group:

       NOT APPLICABLE.

Item 9.        Notice of Dissolution of Group:

       NOT APPLICABLE.

Item 10.       Certification:

       NOT APPLICABLE.


                             Page 6 of 7 Pages

UNION BANKSHARES, LTD.                                            SCHEDULE 13G
CUSIP NO.  905403101
------------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 1998



                                       Signature

                                       /s/ Charles R. Harrison
                                       -----------------------------------------
                                       Charles R. Harrison


                             Page 7 of 7 Pages